BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MATERIAL FACT

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), in compliance with article 157, paragraph 4, of Law No. 6,404/1976 and CVM Resolution No. 44/2021, informs its shareholders and the market in general that, on the date hereof, following the closing of the market, it received a notice from Marfrig Global Foods S.A. ("Marfrig") informing that it has increased its equity interest in the Company, reaching more than 50% (fifty percent) of the Company's voting and total capital stock.

In accordance with such notification, Marfrig now directly and indirectly holds 842,165,702 common shares and American Depositary Receipts ("ADRs") representing 50.06% of the total issued and outstanding capital of the Company.

Marfrig further stated that:

(i)	The acquisition referred to above aims to increase Marfrig’s shareholding in BRF, does not aim to change the current shareholding control composition nor the administrative structure of the Company; and
(ii)	No contracts or agreements have been executed by Marfrig regulating the exercise of voting right or the purchase and sale of the Company’s securities.

The original correspondence sent by Marfrig is attached to this Material Fact.

São Paulo, December 28, 2023.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

São Paulo, 28 de dezembro de 2023.

BRF S.A.

Av. das Nações Unidas, n° 14401, 22º andar CEP: 04730-090

São Paulo, SP, Brasil

At.: Fabio Luis Mendes Mariano - Vice-presidente de Finanças e DRI Tel.: 55 (11) 2322-5377

Ref.: Aquisição de Participação Acionária Relevante

Prezados Senhores,

MARFRIG GLOBAL FOODS S/A (CNPJ/MF n.º 03.853.896/0001-40) (“Marfrig”) vem, na forma do art. 12 da Resolução CVM n.º 44/2021, informar que passou a deter direta e indiretamente 842.165.702 entre ações ordinárias e American Depositary Shares (ADS) da BRF S.A, o que representa a participação de 50,06% do total das ações de emissão da referida Companhia.

A Marfrig informa que a aquisição tem por objetivo incrementar a sua participação acionária na BRF, e não objetiva alterar a atual composição do controle ou a estrutura administrativa atual da BRF. A Marfrig informa, ainda, que não celebrou contratos ou acordos que regulem o exercício de direito de voto, ou a compra e venda de valores mobiliários de emissão da Companhia.

Atenciosamente,